Minco Gold Corporation

(An exploration stage enterprise)

          Condensed Consolidated Interim Financial Statements

          For the three and nine months ended September 30, 2015 and 2014

          (Unaudited, expressed in Canadian dollars, unless otherwise stated)

(1)

Index

      Page

Condensed Consolidated Interim Financial Statements		3 - 7

	Condensed Consolidated Interim Statements of Financial Position	3
	Condensed Consolidated Interim Statements of Income (Loss)	4
	Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	5
	Condensed Consolidated Interim Statements of Changes in Equity	6
	Condensed Consolidated Interim Statements of Cash Flow	7

Notes to Condensed Consolidated Interim Financial Statements		8 - 20

1	General information and liquidity risk	8
2	Basis of preparation	8
3	Critical accounting estimates and judgments	9
4	Cash and cash equivalents	10
5	Short-term investment	10
6	Mineral interests	10
7	Equity investment in Minco Silver Corporation	13
8	Gain on legal settlement	15
9	Non-controlling interest	15
10	Share capital	17
11	Related party transactions	19
12	Geographical information	20
13	Fair value measurements	20

(2)

Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Statements of Financial Position

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	September 30,	December 31,
	2015	2014
Assets	$	$
Current assets
Cash and cash equivalents (note 4)	5,578,472	2,117,038
Short-term investment (note 5)	3,905,923	-
Receivables	147,861	103,174
Due from related parties (note 11)	18,444	47,696
Prepaid expenses and deposits	65,386	140,956
	9,716,086	2,408,864

Long-term deposit	51,277	51,277
Property, plant and equipment	10,141	125,298
Equity investment in Minco Silver (note 7)	4,180,000	6,820,000
	13,957,504	9,405,439
Liabilities
Current liabilities
Accounts payable and accrued liabilities	126,306	444,914
Advance from non-controlling interest (note 6(a))	-	453,463
Due to related party (note 11)	25,835	3,603,848
	152,141	4,502,225
Equity
Equity attributable to owners of the parent
Share capital (note 10(a))	41,911,823	41,882,757
Contributed surplus	9,205,328	9,179,213
Accumulated other comprehensive income	2,492,308	1,183,086
Deficits	(39,804,096)	(52,330,354)
	13,805,363	(85,298)
Non-controlling interests (note 9)	-	4,988,512
Total equity	13,805,363	4,903,214
	13,957,504	9,405,439

Approved by the Board of Directors

(signed) Malcolm Clay     Director                              (signed) Robert Callander     Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(3)

Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Statements of Income (Loss)

For the three and nine months ended September 30, 2015, and 2014

(Unaudited, expressd in Canadian dollars, unless otherwise stated)

	Three months ended		Nine months ended
		September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Exploration costs (note 6)	124,814	348,045	598,653	854,913

Administrative expenses
Accounting and audit	49,341	29,193	116,758	79,599
Amortization	3,870	15,227	33,768	51,354
Consulting	17,487	2,060	44,087	9,204
Directors’ fees	18,000	10,188	47,124	41,188
Foreign exchange (gain) loss	(47,068)	9,912	(29,924)	6,984
Investor relations	13,116	4,505	36,598	23,712
Legal and regulatory	29,436	26,004	158,601	86,888
Office and miscellaneous	71,820	80,887	322,930	288,746
Property investigation	22,081	18,354	50,567	56,836
Salaries and benefits	53,544	116,802	322,426	464,306
Share-based compensation (note 10(b))	13,349	43,528	37,891	265,553
Travel and transportation	18,754	15,653	73,935	46,947
	263,730	372,313	1,214,761	1,421,317
Operating loss	(388,544)	(720,358)	(1,813,414)	(2,276,230)
Finance income	19,790	2,871	38,042	9,211
Gain on legal settlement (note 8)	-	-	51,745	-
Gain on sale of Minco Resources (note 2)	18,536,407	-	18,536,407	-
Loss on partial disposal of investment in Minco Silver (note 7) -		-	-	(399,536)
Impairment of equity investment in Minco Silver (note 7)	(2,441,228)	-	(5,612,875)	-
Share of income (loss) from equity investment in Minco Silver (note 7)	326,989	(3,194)	1,285,567	(274,846))
Impairment of property, plant and equipment	-	-	-	(8,736)
Dilution loss (note 7)	-	-	-	(78,177)
Income (loss) for the periods	16,053,414	(720,681)	12,485,472	(3,028,314)
Net income(loss) from continuing operations
Shareholders of the Company	16,057,986	(658,961)	12,526,258	(2,898,732)
Non-controlling interest	(4,572)	(61,720)	(40,786)	(129,582)
	16,053,414	(720,681)	12,485,472	(3,028,314)
Loss per share – basic and diluted	0.32	(0.01)	0.25	(0.06)
Weighted average number of common shares outstanding Basic and diluted	50,017,670	50,501,657	50,371,850	50,479,045

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(4)

Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Net income (loss) for the period	16,053,414	(720,681)	12,485,472	(3,028,314)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Realized gain upon disposition of Minco Resource	(479,324)	-	(479,324)	-
Share of other comprehensive income of investments accounted for using the equity method (note 7)	464,239	256,080	1,687,308	134,428
Cumulated translation adjustment from NCI	11,060	-	37,223	-
Exchange differences on translation from functional to presentation currency	19,465	70,412	101,238	55,897

Total comprehensive income (loss) for the period	16,068,854	(394,189)	13,831,917	(2,837,989)
Comprehensive income (loss) attributable to:
Shareholders of the Company	16,062,365	(351,014)	13,835,480	(2,720,091)
Non-controlling interest	6,489	(43,175)	(3,563)	(117,898)
	16,068,854	(394,189)	13,831,917	(2,837,989)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(5)

Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

		Attributable to equity owner of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2014	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871
Net loss for the period	-	-	-	-	(2,898,732)	(2,898,732)	(129,582)	(3,028,314)
Other comprehensive loss	-	-	-	178,640	-	178,640	11,684	190,324
Proceeds on issuance of shares from exercise of options	166,666	124,720	(51,387)	-	-	73,333	-	73,333
Share-based compensation	-	-	265,553	-	-	265,553	-	265,553
Balance – September 30, 2014	50,514,881	41,882,757	9,147,178	1,281,458	(47,874,924)	4,436,469	5,006,298	9,442,767

Balance - January 1, 2015	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214

Net income for the period	-	-	-	-	12,526,258	12,526,258	(40,786)	12,485,472
Other comprehensive income	-	-	-	1,309,222	-	1,309,222	37,223	1,346,445
Sale of Minco Resource	-	-	-	-	-	-	(4,984,949)	(4,984,949)
Proceeds on issuance of shares from exercise of options	46,500	29,066	(11,776)	-	-	17,290	-	17,290
Share-based compensation	-	-	37,891	-	-	37,891	-	37,891
Balance – September 30, 2015	50,561,381	41,911,823	9,205,328	2,492,308	(39,804,096)	13,805,363	-	13,805,363

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(6)

Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Statements of Cash Flow

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Nine months ended September 30,
	2015	2014
Cash flow provided by (used in)	$	$
Operating activities
Net income (loss) for the period	12,485,472	(3,028,314)
Adjustments for:
Amortization	33,768	51,354
Equity (income) loss on investment in Minco Silver	(1,285,567)	274,846
Impairment of equity investment in Minco Silver	5,612,875	399,536
Dilution loss	-	78,177
Foreign exchange gain (loss)	(38,803)	7,922
Gain on sale of Minco Resources	(18,536,407)	-
Gain on legal settlement (note 8)	(51,745)	-
Impairment on property, plant and equipment	-	8,736
Share-based compensation (note 10 (b))	37,891	265,553
Changes in items of working capital:
Receivables	(22,814)	(8,565)
Due to/from related parties	365,997	65,848
Prepaid expenses and deposits	(44,604)	(27,831)
Deposit from sale of subsidiary	-	373,292
Accounts payable and accrued liabilities	(192,346)	(53,628)
Net cash used in operating activities	(1,636,283)	(1,593,074)

Investing activities
Net cash outflow from sale of Minco Resources and its subsidiaries	(1,452,910)	-
Proceeds from legal settlement (note 8)	98,940	720,095
Proceeds from partial disposal of investment in Minco Silver	-	1,500,000
Property, plant and equipment	15,231	(13,762)
Redemption of short-term investment	6,210,982	-
Net cash generated from investing activities	4,872,243	2,206,333
Financing activities
Proceeds from stock option exercises	17,290	73,333
Advanced from minority shareholders	-	255,971
Net cash generated from financing activities	17,290	329,304
Effect of exchange rate changes on cash	208,184	50,355
Increase in cash and cash equivalents	3,461,434	992,918
Cash and cash equivalents- Beginning of period	2,117,038	1,797,809
Cash and cash equivalents- End of period	5,578,472	2,790,727
Less: cash and cash equivalents classified as held for sale	-	(1,277)
Cash and cash equivalents – End of period	5,578,472	2,789,450
Cash paid for income tax	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(7)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

1.	General information and liquidity risk

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Cap Rock Energy Ltd. The Company changed its name to Minco Gold in 2007. The Company is an exploration stage enterprise engaged in exploration and evaluation of gold-dominant mineral properties and projects in China. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE MKT under the symbol “MGH”.

As at September 30, 2015, Minco Gold owned an 18.45% (December 31, 2014 – 18.45%) equity interest in Minco Silver Corporation (“Minco Silver”). Minco Silver was incorporated in British Columbia, Canada.

2.	Basis of preparation

On May 22, 2015, the Company entered into the share purchase agreement (“SPA”) with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Investment Holding HK Ltd. (“Minco Investment”). Pursuant to the SPA, the Company sold all of the issued and outstanding shares of Minco Resources Limited (“Minco Resources”), which holds Minco Mining (China) Corporation (“Minco China”). Minco China owns certain subsidiaries including Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Minco Mining Co. Ltd. (“Tibet Minco”), Huaihua Tiancheng Mining Ltd. (“Huanihua Tiancheng”), a legal ownership of Foshan Minco Mining Co. Ltd. (“Foshan Minco”) and a 51% interest in Guangdong Mingzhong Mining Co. Ltd. (“Mingzhong”), which owns the Changkeng Gold Project. By selling Minco China, the trust agreement related to the funding of the Fuwan Project was eliminated. Three assets are retained by the Company including the contingent receivable from a legal settlement with 208 Team, the Gold Bull Mountain, and the Longnan exploration permits. The purchase price was $13,716,397, net of other adjustment of $15,863. In accordance with the agreement, $3,700,000 was applied to settle the amounts due from Minco Gold to Minco Silver. This sale transaction was completed on July 31, 2015 and the Company received the purchase price from Minco Silver.

A gain of $18,536,407 has been recorded on the sale, based on the consideration received of $13,716,397 less the negative carrying value of net assets in the amount of $4,340,686 plus the recycling of the cumulative translation gain of $479,324 relating to the entities sold. The negative carrying value of net assets sold includes non-controlling interest credit balance of $4,984,949. Minco Gold has entered into a trust agreement with Minco Silver and Minco China where Minco China holds the above retained assets in trust for Minco Gold.

Majority of the consideration was received in the form of a short-term investment and net cash out flow of $1,452,910 as result of the transaction mainly represented cash balances within the entities sold.

The condensed consolidated interim financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco China, Yuanling Minco, Tibet Minco and Huaihua Tiancheng; Minco Resources and its 51% interest in Mingzhong until July 31, 2015, the date of completion of the transaction.

(8)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

2.	Basis of preparation (continued)

Information about former subsidiaries

Name	Principal activities (ownership interest)	Country of Incorporation
Minco China	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco	Exploring and evaluating mineral properties (100%)	China
Tibet Minco	Exploring and evaluating mineral properties (100%)	China
Huaihua Tiancheng	Exploring and evaluating mineral properties (100%)	China
Minco Resources	Holding company (100%)	Hong Kong
Mingzhong	Exploring and evaluating mineral properties (51%)	China

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

3.	Critical accounting estimates and judgments

Minco China’s legal subsidiary, Foshan Minco, was held in trust for Minco Silver before July 31, 2015. Minco Gold does not consolidate Foshan Minco as it does not control this entity. Minco China also held certain other assets and exploration permits in trust for Minco Silver before July 31, 2015. These assets were held for the exclusive benefit of Minco Silver and had not been included in these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB, and our condensed consolidated interim financial statements for the three months ended March 31, 2015.

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2014.

These financial statements were approved by the board of directors for issue on November 13, 2015.

(9)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

3.	Critical accounting estimates and judgments (continued)

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the duration and extent to which the recoverable amount of the investment in Minco Silver is less than its carrying value.

If management determines that the investment is impairment, then the Company recognizes an impairment loss in the statement of income (loss) based on the difference between the recoverable amount and the carrying value.

Management evaluated its investment in Minco Silver for impairment and due to the significant decline in the market value of the Minco Silver shares relative to its carrying value; the company has recognized an impairment loss of $5,612,875 during the nine months ended September 30, 2015.

4.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. As at September 30, 2015, cash and cash equivalent consisted of cash of $5,578,472 which includes $5,363,909 denominated in USD (December 31, 2014 - $2,117,038).

5.	Short-term investment
On July 31, 2015, the Company received short-term investment in the amount of $10,116,905 from Minco Silver, as consideration for the sales of Minco Resources and its subsidiaries. During the period, the Company redeemed $6,210,982 of the short-term investment received. As at September 30, 2015, short-term investments consist of $3,905,923 cashable guaranteed investment certificates, with maturity of one year on December 24, 2015. The yield on this investment is 1.7%. (December 31, 2014 - $Nil).
6.	Mineral interests

a) Guangdong - Changkeng

Minco China and Tibet Minco, a wholly owned subsidiary of Minco China, are the controlling shareholders in Mingzhong with a 51% interest collectively.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit expired on September 10, 2015. The renewal applications are currently being processed by the Ministry of Land and Resources.

(10)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

6.	Mineral interests (continued)

To acquire the Changkeng Exploration Permit, Mingzhong was required to pay RMB 48 million ($8.15 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million ($3.22 million). The remaining balance of RMB 29 million ($4.92 million) was settled in May 2013. According to a Supplementary Agreement signed between 757 Exploration Team and Mingzhong, 757 Exploration Team agreed to refund RMB 3.8 million ($622,293) to Mingzhong for certain exploration costs incurred during the early stages of the Changkeng project. The refunded amount was recorded as an exploration cost recovery during the year ended December 31, 2013.

On July 31, 2015, Minco Silver completed the purchase of 51% interest in Mingzhong (note 2).

b) Gansu - Longnan

Following the transaction in the quarter with Minco Silver, Minco China holds nine exploration permits in trust for the Company in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization:

i)               Yangshan: including four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)             Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and

iii)           Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $12.1 million on exploration costs on the Longnan project as at September 30, 2015 (December 31, 2014 - $11.7 million).

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) in which the Company agreed to sell two exploration permits in the Xicheng East and Yejiaba area to YDIC for RMB 0.8 million ($150,000). The process of transferring the titles to the two permits to YDIC was pending approval by Gansu province and the proceeds were not received as at September 30, 2015. The Company did not record any receivable due to the uncertainty of collecbility.

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong was pending approval by Gansu province and the proceeds were not received as at September 30, 2015. The Company did not record any receivable due to the uncertainty of collectibility.

(11)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

6.	Mineral interests (continued)

Beijing Runlong will make the following payments to Minco China:

i)	5% of the total cash proceeds within 20 working days from the date of signing the agreement (not received);
ii)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources (not received); and
iii)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license (not received).
c)	Hunan – Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Exploration permit. Following the transaction in the quarter with Minco Silver, Minco China through Yuanling Minco holds the Gold Bull Mountain exploration permit in trust for the Company. The Company has submitted the renewal application for the exploration permit that expired on June 28, 2015. The renewal application is currently being processed by the Ministry of Land and Resources.

d)	Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. The Company has decided not to renew the Sihui exploration permit, which expired on February 3, 2015. The Company has disposed certain of its assets in China. (note 2).

The following is a summary of exploration costs, net of recoveries, incurred by each project:

	Three months ended September 30,		Nine months ended September 30,		Cumulative to September 30,
	2015	2014	2015	2014	2015
	$	$	$	$	$
Currently active properties:
Gansu
- Longnan	48,531	231,160	418,258	602,373	12,159,155
Guangdong
- Changkeng	7,047	112,576	87,986	222,272	8,251,037
Hunan
- Gold Bull Mountain	69,236	4,309	92,303	29,744	2,365,406
Guangdong
- Sihui	-	-	106	524	6,099

Total	124,814	348,045	598,653	854,913	22,781,697
(12)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.	Equity investment in Minco Silver Corporation

On April 22, 2014, the Company sold 2,000,000 shares of Minco Silver for cash proceeds of $1,500,000 which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%.

On April 22, 2014, the Company determined that it continued to hold significant influence over Minco Silver despite the Company owning less than 20 percent of the voting rights of Minco Silver’s outstanding common shares. The Company has the ability to influence Minco Silver through its board representation, common CEO and shared management positions between the Company and Minco Silver.

As at September 30, 2015, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2014 - 11,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

In the nine months ended September 30, 2015, the Company determined that due to a significant decline in the market value of Minco Silver’s common shares, the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $5,612,875, which represents the difference between the carrying value of the investment and its recoverable amount. The fair value less costs of disposal based on the quoted market price of Minco Silver’s shares at September 30, 2015 was used as the recoverable amount.

	2015	2014
	$	$
As at January 1, Equity investment in Minco Silver	6,820,000	13,368,836
Dilution loss	-	(78,177)
Share of associates income (loss)	1,285,567	(321,972)
Share of other comprehensive income of investments accounted for using the equity method	1,687,308	115,462
Partial disposition		(2,058,333)
Impairment loss	(5,612,875)	(4,205,816)
As at September 30, 2015 and December 31, 2014 Equity investment in Minco Silver	4,180,000	6,820,000

(13)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.	Equity investment in Minco Silver Corporation (continued)

The following is a summary of Minco Silver’s balance sheet and reconciliation to carrying amounts as at September 30, 2015 and December 31, 2014:

	September 30,	December 31,
	2015	2014
	$	$
Current assets	59,097,062	60,520,799
Mineral interests	62,811,948	31,621,827
Property, plant and equipment	465,327	422,012
Current liabilities	339,829	419,592
Shareholders' equity	108,532,623	92,145,046

Minco Gold’s share in percentage	18.45%	18.45%
Minco Gold’s share in $	20,024,269	17,000,761
Differences between Minco Gold’s share and carrying value	(15,844,269)	(10,180,761)
Carrying value of investment in Minco Silver	4,180,000	6,820,000
Market value of Minco Silver shares	4,180,000	6,820,000

The following is a summary of Minco Silver’s income statement for the three and nine months ended September 30, 2015 and 2014:

Three months ended			Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Operating income (expenses)	1,668,640	(276,034)	1,803,881	(2,123,086)
Net income (loss) for the period	1,772,617	(17,310)	6,969,090	(1,410,088)
Other comprehensive income for the period	2,620,864	1,387,967	9,251,148	1,434,002
Comprehensive income (loss) for the period	4,393,481	1,370,657	16,220,238	23,914
(14)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

8.	Gain on legal settlement

On December 16, 2010, Minco China entered into an agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China (the “Agreement”). The 208 Team did not comply with certain of its obligations under the Agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced a legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the Agreement for an amount of RMB 14 million ($2.4 million). Minco China received RMB 5 million ($801,395) during 2013 and recognized a receivable of RMB 4 million ($699,688) as at December 31, 2013. The Company received RMB 4 million ($720,095) in January 2014.

On January 4, 2015, Minco China engaged a Chinese law firm to recommence a legal action against 208 Team to recover the remaining RMB 5 million ($1,014,734) unpaid balance on a contingent fee basis whereby the Company will pay the Chinese law firm 50% of the net amount recovered.

On May 6, 2015, Minco China reached an agreement to settle its claim against the 208 Team for an amount of RMB 5.5 million ($1,138,472). The payments are to be received in following manner:

i)	On the signing date of the agreement- RMB 500,000 ($98,941) (received on May 7, 2015)
ii)	On or before June 17, 2015- RMB 2,000,000 ($405,894)
iii)	On or before August 7, 2015- RMB 3,000,000 ($608,840)

As at September 30, 2015, Minco China had received RMB 500,000 ($98,941). The remaining RMB 5 million ($1,014,734) balance due under the legal settlement was not recognized as an asset on the condensed consolidated interim balance sheet at September 30, 2015 due to the uncertainty of collectability of amount owing under the settlement agreement. Minco China has recommenced a legal action in China seeking compensation. Minco China recognized a net gain on the legal settlement of RMB 250,000 ($51,745) which represents the net proceeds from the initial payment after remittance of 50% of the payment under the contingent fee arrangement with the Chinese law firm, net of accrued legal fees during the nine months ended September 30, 2015.

Any further receivable is part of retained assets for Minco Gold following the transaction with Minco Silver (note 2).

9.	Non-controlling interest

Below is summarized financial information for Mingzhong, the Company’s 51% owned indirect subsidiary. The amounts disclosed are based on those included in the condensed consolidated interim financial statement before inter-company eliminations.

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Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

9.	Non-controlling interest (continued)

Summarized statement for financial position

	September 30,	December 31,
	2015	2014
	$	$
NCI percentage	-	49%
Current assets	-	1,234,149
Current liabilities	-	(1,321,620)
	-	(87,471)
Non-current asset	-	37,384
Net assets	-	(50,087)
Accumulated non-controlling interests	-	4,988,512

Summarized income statement

For the period ended	September 30,	September 30,
	2015	2014
	$	$
Net loss	(101,050)	(264,454)
Other comprehensive income (loss)	75,966	23,846
Total comprehensive loss	(25,084)	(240,608)
Loss allocated to NCI	(40,786)	(129,582)

Summarized cash flows

For the period ended	September 30,	September 30,
	2015	2014
	$	$
Cash flows from operating activities	87,500	1,301
Cash flows from financing activities	7,500	341.297
Effect of exchange rate changes on cash	33,700	36.284
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Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

10.	Share capital
a.	Common shares and contributed surplus

Authorized: 100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan (the “Stock Option Plan”). The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options are granted. These options are equity-settled.

During the nine months ended September 30, 2015, the Company granted stock options for 1,115,000 common shares to various employees and directors at a weighted exercise price of $0.24 per common share that vest over an 18-month period from the issuance date.

The maximum number of common shares reserved for issuance under the Stock Option Plan is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $13,349 and $37,891 in share-based compensation expense for the three and nine months period ended September 30, 2015 (September 30, 2014 - $43,528 and $265,553).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2014	6,853,167	0.86

Granted	1,270,000	0.26
Exercised	(166,666)	0.44
Forfeited	(836,000)	0.94
Expired	(660,000)	0.48

Balance, December 31, 2014	6,460,501	0.79

Granted	1,115,000	0.24
Exercised	(66,500)	0.26
Forfeited	(677,500)	0.63
Expired	(66,667)	0.93

Balance, September 30, 2015	6,764,834	0.71
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Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

The weighted average share price on the date of exercise was $0.30 in 2015 (2014 - $0.56). As at September 30, 2015, there was $129,825 (2014- $49,315) of total unrecognized compensation cost relating to unvested stock options

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.24 – 0.44	2,147,334	4.15	0.25	1,032,334	0.26
0.45 – 0.54	2,225,000	2.24	0.46	2,225,000	0.46
0.55 – 0.93	1,270,000	1.49	0.67	1,270,000	0.67
0.94 – 2.59	1,122,500	0.29	2.17	1,122,500	2.17
	6,764,834	2.38	0.71	5,649,834	0.81

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2015	2014

Risk-free interest rate	0.78% - 1.68%	1.27% - 1.68%
Dividend yield	0%	0%
Volatility	85% - 91%	87% - 88%
Forfeiture rate	23%	23%
Estimated expected lives	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

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Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

11.	Related party transactions

Shared office expenses

a)	Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.
At September 30, 2015 the Company had $25,835 due to Minco Silver (December 31, 2014 – $3,603,848), representing shared office expenses, and expenses in relation to the retained assets. In 2014, the amount due to Minco Silver consists of $3,700,000 debt to Minco Silver and $96,152 of shared expenses due from Minco Silver. $3,700,000 debt was settled as part of the Company’s sale of the Changkeng Gold Project (note 2).
b)	At September 30, 2015, the Company had $18,444 due from MBM (December 31, 2014 - $47,696), in relation to shared office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the three and nine month ended September 30, 2015 and 2014, the following compensation was paid to key management:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Cash remuneration	53,174	52,650	198,174	209,102
Share-based compensation	10,812	33,438	30,990	189,591
Total	63,985	86,088	229,164	398,693
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Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2015, and 2014

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

12.	Geographical information

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:

Assets by geography	September 30, 2015

	Canada	China	Total
	$	$	$
Non-current assets	4,241,418	-	4,241,418

	December 31, 2014

	Canada	China	Total
	$	$	$
Non-current assets	6,888,410	108,165	6,996,575

13.	Fair value measurements

Financial assets and liabilities that are recognized on the balance sheet at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company has no financial assets or liabilities measured at fair value other than the equity investment in Minco Silver which was recorded at fair value less costs of disposal based on the quoted market price as at September 30, 2015. Accordingly, this item is included in Level 1 of the fair value hierarchy.

Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalents, receivable, due from related parties, assets held for sale including cash and cash equivalents and receivable, account payable and accrued liabilities, due to related parties, and liability held for sale including account payable, due to related party, and advance from non-controlling interest. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

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